SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. 4 )*
                                   of
                       Tweedy, Browne Company LLC


                              SCHEDULE 13D
                            (Amendment No. 3 )*

                                  of
                            TBK Partners, LLC




                   Under the Securities Exchange Act of 1934
                          Lilly Industries, Inc.
                            (Name of Issuer)


                      Class A-Common Stock, No Par Value
                        (Title of Class of Securities)

                                532491107
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                               November 9, 2000
               (Date of Event which Required Filing of this Statement)








If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  532491107
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 1,225,840 shares held in certain TBC
                                   accounts (as hereinafter  defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                    vote certain shares as more fully set
                                    forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                   0 shares, except that certain of the
                                   members of TBC  may be deemed to have
                                   sole power to vote certain shares as more
                                   fully set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                    1,250,218 shares held in accounts of TBC
                                   (as hereinafter defined).
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,250,218 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
         5.48%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  532491107
----------------------------------------------------------------------------

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, LLC (FKA TBK Partners, L.P.) ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [ x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                               [  ]

----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       85,650 shares, except that the
                                       the Members of TBC, solely by reason of
                                       their being the manager of TBK,
                                       may be deemed to shared power to vote
                                       these shares.
Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                   -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       85,650 shares, except that the
                                       members of TBC, solely by reason
                                       of their being the manager of
                                       TBC may be deemed to have shared
                                       power to vote these shares.
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares

----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          85,650 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [  ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0.37%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         00

PRELIMINARY NOTE

      This Statement constitutes (a) Amendment No. 4 to a Statement on
Schedule 13D originally filed by Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, and dated March 17, 1998 (the "TBC Statement"); and (b) Amendment No. 3 to a Statement on Schedule 13D filed by TBK Partners, LLC (formerly known as TBK Partners, L.P. ("TBK"), a Delaware limited liability company, (collectively the "Joint Amendment No. 3"). The filing of this Joint Amendment No. 3 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      This Joint Amendment No. 3 relates to the Class-A Common Stock, no par value (the "Common Stock") of Lilly Industries, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices located at 200 West 103rd St., Indianapolis, IN 46290.

     This Joint Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has investment discretion and sole or shared voting power (the "TBC Accounts").

     Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1,3,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Joint Amendment No. 3.

ITEM 2.  IDENTITY AND BACKGROUND

          Other than as set forth herein, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in Item 2 of the Statement, as amended.

     (a) The managing member of TBK is TBC, the members of which are Christopher H. Browne, William H. Browne and John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and AMG/TBC Holdings, Inc. ("Holdings") (the "TBC Members").

     (b) The business address of each of TBC and TBK, the TBC Members (except Holdings), is 350 Park Avenue, New York, NY 10022. The business address of Holdings is Two International Place, 23rd Floor, Boston, MA 02110.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,250,218 shares of Common Stock, which constitutes approximately 5.48% of the 22,800,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      As of the date hereof, TBK beneficially owns directly 85,650 shares of Common Stock, which constitutes approximately 0.37% of the 22,800,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

      Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 1,335,868 shares, which constitutes approximately 5.85% of the 22,800,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding. Nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members of TBC which is the Manager of TBK, may be deemed to be the beneficial owner by reason of their being a Member of TBC, is 1,335,868 shares, which constitutes approximately 5.85% of the 22,800,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the Members of TBC, is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

        Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC and TBK, or any other person named in Item 2 of the Statement, as amended, beneficially owns any shares of Common Stock.

    (b) TBC has investment discretion with respect to 1,250,218 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,225,840 shares of Common Stock held in certain TBC Accounts.

        Each of the TBC Members, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts;
(ii) shared power to vote or direct the vote of 1,225,840 shares of Common Stock held in certain TBC Accounts and (iii) shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

       TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares.

       ( c) No transactions were effected by TBK since October 31, 2000, the date of the filing persons' last filing on schedule 13D. Transactions in Common Stock effected by TBC since October 31, 2000, the date of the filing persons' last filing on Schedule 13D and ended as of the date hereof is set forth below:

      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

       To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the TBC Members may be deemed to have such rights and powers solely by reason of being the Members of TBC, which is the Manager of TBK.

REPORTING                   NO. OF SHARES     NO. OF SHARES        PRICE
PERSON          DATE        PURCHASED         SOLD               PER SHARE
TBC Accounts    11/01/00                    31,300               $29.7540
                11/02/00                    32,000               $29.8236
                11/03/00                    27,300               $29 7/8
                11/06/00                    35,300               $29.8932
                11/07/00                    52,200               $29.9234
                11/08/00                    25,400               $29 15/16
                11/09/00                    14,400               $29 15/16

(e)        Not applicable.

                                  SIGNATURE

           Each of Tweedy, Browne Company LLC ("TBC") and TBK Partners, LLC ("TBK") after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Joint Amendment No. 3 is true, complete and correct.


                                            TWEEDY, BROWNE COMPANY LLC

                                            By:  /s/ Christopher H. Browne
                                            --------------------------------
                                            Christopher H. Browne
                                            Member


                                            TBK PARTNERS, LLC
                                            By: Tweedy, Browne Company LLC,
                                            Manager
                                            By /s/ Christopher H. Browne
                                            ________________________________
                                            Christopher H. Browne
                                            Managing Director

                                            VANDERBILT PARTNERS, L.P.

                                            By: /s/ Christopher H. Browne
                                            ---------------------------------
                                            Christopher H. Browne
                                            General Partner


Dated:  November 9, 2000